WOODSIDE
AUSTRALIAN ENERGY

4 November 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside prices US$250 million Bond, lodged with the Australian Stock Exchange on 4 November 2003;
- Mauritania PSC-B, Block 4 (Chinguetti-4-5), lodged with the Australian Stock Exchange on 4 November 2003;
- JPDA 03-01 (Kuda Tasi-2), lodged with the Australian Stock Exchange on 4 November 2003;
- Mauritania PSC-B, Block 4 (Chinguetti-4-6 Tiof), lodged with the Australian Stock Exchange on 4 November 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Tuesday, 4 November 2003
6:15am (WST)

WOODSIDE PRICES US$250 MILLION BOND

Woodside Petroleum Ltd., Australia's largest listed oil and gas company, has successfully priced a US$250 million bond in the United States bond market.

The 10-year bond will be issued via Woodside Finance Limited, a wholly owned subsidiary of Woodside Petroleum Ltd., at an interest rate of 5%. The bond will be guaranteed by Woodside Petroleum Ltd. and its wholly owned subsidiary, Woodside Energy Ltd.

Woodside's Chief Financial Officer, Doug Bailey, said the transaction represented Woodside's third private offering in the US bond market and continued the company's drive for additional financial flexibility and to extend its debt maturity profile.

"We have successfully accessed the large US bond market due to our strong financial base, long-life reserves, investment-grade credit rating and commitment to growth," Mr Bailey said.

"The issue will achieve our objective of obtaining attractive long-term financing."

Net proceeds from the bond will be used to refinance existing debt.

Note: The notes offering has not been registered under the United States Securities Act of 1933, as amended, or any state securities laws and the notes may not be offered or sold in the US absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

Accordingly, the notes have been offered only to qualified institutional buyers in the US under Rule 144A of the Securities Act, and certain investors outside of the US under Regulation S of the Securities Act.

This statement does not and will not constitute an offer to sell or the solicitation of an offer to buy the notes. This statement is being issued pursuant to and in accordance with Rule 135c of the US Securities Act.

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592

4 November 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 4
Chinguetti-4-5

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that at 00:00 hours on 4 November 2003 the production test string was being recovered to surface from the Chinguetti-4-5 combined appraisal and early development well. The well testing operations were successful and consisted of a main flow period of approximately six days, a sampling flow period and a pressure build up test. Approximately 77,000 barrels of oil were produced during testing operations.

The well will be suspended as a potential future oil production well, subject to completion of the well test analysis and subsequent decision on the field commerciality by the joint venture partners participants.

All reported times are UTC (also known as GMT).

Participants in the Area B PSC are as follows:	**Area B (Chinguetti)**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Assistant Company Secretary

82-2280

4 November 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

JPDA 03-01
Kuda Tasi-2

Woodside Petroleum Ltd., Operator of the JPDA 03-01 Joint Venture, located in the Timor Sea, reports that on 4 November 2003 the Kuda Tasi-2 appraisal well was being prepared for flow testing.

Since the last report, 8½ inch hole has been drilled from 3,021 metres to a total depth of 3,550 metres and wireline logs run.

All reported depths are referenced to the rig rotary table.

Woodside's interest in JPDA 03-01 is 40%. The other participants are Inpex Timor Sea Ltd (35%) and Santos (JPDA 03-01) Pty Ltd (25%).

ANTHONY NIARDONE
Assistant Company Secretary

4 November 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 4
Chinguetti-4-6 (Tiof)

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that the Chinguetti-4-6 (Tiof) exploration well, in Block 4 offshore Mauritania, was spudded on 28 October 2003.

Subsequently, an 18 inch hole was drilled to 1,933 metres, the $13^{3}/_{8}$ inch casing was run and cemented and the blowout preventers were installed. At 00:00 hours on 4 November 2003, a 12¼ inch hole had been drilled to 2,237 metres.

The drill ship "West Navigator" is drilling the well. The location is approximately 90 kilometres west of Nouakchott, the capital of Mauritania. Water depth at the location is 1,078 metres. Planned total depth is approximately 2,900 metres.

All reported depths (except water depth) are referenced to the rig rotary table and all reported times are UTC (also known as GMT).

Following guidance from the Mauritanian Government, all wells in Mauritania follow the naming convention "Chinguetti-Block number-Well number". The Chinguetti-4-6 (Tiof) well is being drilled on the independent Tiof Prospect, 25 kilometres to the North of the Chinguetti Field.

Participants in the Area B PSC are as follows:	**Area B**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Assistant Company Secretary